U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-15930 CUSIP NUMBER: 844909101

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 28, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I--Registrant Information

Full Name of Registrant: Southwall Technologies Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:

3975 East Bayshore Road, Palo Alto, California 94303

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or portion thereof could not be filed within the prescribed period.

Financial and other information for the filing of a complete and accurate Quarterly Report on Form 10-Q for the period ended March 28, 2004 could not be provided within the prescribed time period without unreasonable effort and expense.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

John Lipscomb (650) 962-9111

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On May 10, 2004, the Company issued a press release (earnings release) to the public, which included a consolidated statement of operations and an analysis of the Company's three-month fiscal period ended March 28, 2004, including comparisons to the similar period in 2003. The press release was filed on Form 8-K with the Commission on May 13, 2004.

SOUTHWALL TECHNOLOGIES INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 13, 2004 SOUTHWALL TECHNOLOGIES INC.

By: _______________________

Thomas G. Hood
President and Chief Executive Officer